SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:          Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes                     No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 2, 2007

By: /s/ Andrew M. Archibald

       Andrew M. Archibald, C.A.,

       Chief Financial Officer

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

INTERTAPE POLYMER GROUP ENTERS INTO AGREEMENT TO BE ACQUIRED BY LITTLEJOHN & CO. FOR US$4.76 PER SHARE

Montreal, Quebec and Bradenton, Florida – May 2, 2007 – Intertape Polymer Group

Inc. (TSX: ITP; NYSE: ITP) (“Intertape” or the “Company”) and Littlejohn & Co., LLC (“Littlejohn”) announced today that an indirect wholly-owned subsidiary of Littlejohn Fund III, L.P. will acquire all of the Company’s outstanding common shares at a price of US$4.76 per share in cash (the “Arrangement”) pursuant to a definitive agreement (the “Arrangement Agreement”) entered into by Intertape and such subsidiary. Including net debt outstanding, the total transaction value is approximately US$500 million.

The non-management members of the Board of Directors of the Company, after considering a number of factors, have unanimously approved the Arrangement and agreed to recommend that the Company’s shareholders approve the proposed Arrangement.

TD Securities Inc. (“TD Securities”), as financial advisor to the Company’s Board of Directors, has concluded that as at May 1, 2007, the consideration to be received under the Arrangement is fair, from a financial point of view, to the holders of the Company’s common shares.

Michael L. Richards, Chairman of the Board of Directors of the Company, said, “The signing of the Arrangement Agreement is the result of the review of strategic alternatives that was initiated by the Board of Directors in October 2006 with the objective of enhancing value for all of the Company’s shareholders. During the course of this review, the Board, with the assistance of TD Securities, evaluated a comprehensive range of value maximization alternatives for the Company in the context of its existing capital structure and current operating environment.  These alternatives included the sale of the Company, raising additional equity, and the sale of one or more of the Company’s businesses to provide greater financial flexibility.  This value maximization process included numerous strategic and financial parties.”

Edmund J. Feeley, Partner of Littlejohn, said “Intertape represents an opportunity for Littlejohn to invest in a market leader and work closely with their management team to generate operating performance improvements and drive growth.  Based on Littlejohn’s successful track record of investing in companies like Intertape, we are confident that we can add value.”

Pursuant to the Arrangement, holders of the outstanding common shares of the Company would receive US$4.76 cash per share, which represents a 5.5% premium over the volume weighted average trading price on the NYSE over the 30 trading days prior to today’s announcement.

Michael L. Richards further stated, "The Board of Directors has carefully weighed the Arrangement against alternatives available to the Company, and has determined that the

Arrangement provides the best value available to our shareholders." "Each member of the Board of Directors intends to vote his shares in favour of the Arrangement," he added.

H. Dale McSween, Interim Chief Executive Officer of the Company, said, “This transaction is also positive for our employees, customers and suppliers as Littlejohn is dedicated to continue to build on the strong market position of Intertape going forward.”

The transaction will be implemented by way of a court-approved plan of arrangement under Canadian law and accordingly, will be subject to the approval of two-thirds of the votes cast by the Company’s shareholders at a special meeting of shareholders anticipated to take place in late June 2007.  In addition, the Arrangement will require approval by the Superior Court of Quebec in the District of Montreal. The transaction will be subject to certain other customary conditions described in the Arrangement Agreement, including receipt of a limited number of regulatory approvals and no material adverse change in the Company’s business. The transaction is not subject to any financing condition. Littlejohn has received a commitment for the required debt financing and Littlejohn Fund III, L.P.  intends to fund the equity required to complete the transaction. It is anticipated that the Arrangement, if approved by the Company’s shareholders, will be completed early in the third quarter of 2007.

The Arrangement Agreement also provides for, among other things, a non-solicitation covenant on the part of the Company, a right in favour of Littlejohn to match any superior proposal and the payment of a termination fee to Littlejohn in the amount of US$5.9 million under certain circumstances.

A copy of the TD Securities’ fairness opinion, various factors considered by the Board in its determination to approve the Arrangement, as well as other relevant background information, will be included in the management information circular to be mailed within the coming weeks to the Company’s shareholders in advance of the special meeting to consider the Arrangement. Copies of the management information circular, the Arrangement Agreement and certain related documents will be filed with Canadian securities regulators and with the United States Securities and Exchange Commission and will be available at the Canadian SEDAR website at www.sedar.com and at the U.S. Securities and Exchange Commission's website at www.sec.gov.

Conference Call

A conference call to discuss this transaction along with Intertape’s 2007 first quarter results (separate release) will be held Wednesday, May 2, 2007 at 10 A.M. Eastern Time. Participants may dial 1-800-814-4859 (U.S. and Canada) and 1-416-646-3095 (International).

You may access a replay of the call by dialing 1-877-289-8525 (U.S. and Canada), or 1-416-640-1917 (International), and entering the passcode 21231199#. The recording will be available from today, Wednesday, May 2, 2007 at 12:00 P.M. until Wednesday, May 9 at 11:59 P.M., Eastern Time.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties, including the results of the review of strategic alternatives by the Company and whether any transaction will be completed as a result thereof, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time. This release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, Adjusted EBITDA, and free cash flow.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

About Littlejohn & Co., LLC

Founded in 1996, Littlejohn & Co., LLC is a Greenwich, CT based control-oriented private equity firm seeking investment opportunities in the middle market sector that are undergoing a fundamental change in capital structure, strategy, operations or growth that can benefit from its operational and strategic approach.  The firm’s professionals manage three funds with committed capital of approximately US$1.6 billion.  The firm is currently investing from Littlejohn Fund III, L.P. which has US$850 million in capital commitments. Further information can be found at www.littlejohnllc.com.

FOR FURTHER INFORMATION CONTACT:

For Intertape Contact:

Rick Leckner

MaisonBrison

(514) 731-0000

For Littlejohn Contact:

Chris Tofalli

(914) 834-4334